PALMER SQUARE OPPORTUNISTIC INCOME FUND

FIRST AMENDED AND RESTATED

OPERATING EXPENSES LIMITATION AGREEMENT

THIS FIRST AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of August 24, 2016, by and between Palmer Square Opportunistic Income Fund, a Delaware statutory trust (the “Fund”) and the investment advisor of the Fund, Palmer Square Capital Management LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Fund and the Advisor dated August 28, 2014 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses of the Fund pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Fund and Advisor have previously entered into an Operating Expenses Limitation Agreement effective as of August 28, 2014 (the “Prior Agreement”), pursuant to which the Advisor has limited the Operating Expenses (as defined in Paragraph 2 of this Agreement) of each Fund for certain periods; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses for the Expense Limitation Period (as defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Fund desires to allow the Advisor to implement those limits; and

WHEREAS, the parties desire to clarify the terms of any reimbursements by the Fund to the Advisor of any Subsidies (as defined in Paragraph 3);

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.	Limit on Operating Expenses.

a.	The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amount listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses for the Fund, as accrued each month, exceed the Fund’s Annual Limit, the Advisor will pay to the Fund on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Such payment may include waiving all or a portion of the Advisor’s investment advisory fee.

2.	Definition. For purposes of this Agreement, with respect to the Fund:

a.	The term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement and any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation expenses.

b. The term “Expense Limitation Period” is defined as the period of time commencing on the Effective Date, as defined in Paragraph 4 herein) and ending at the end of the fourth (4th) month following the Fund’s current fiscal year end, and each subsequent one (1) year period for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof.

3. Reimbursement of Fees and Expenses. Any payments to the Fund by the Advisor (each a “Subsidy”) pursuant to this Agreement are subject to reimbursement by the Fund to the Advisor for a period ending three (3) full fiscal years from the date of the Subsidy, if so requested by the Advisor. The reimbursement may be paid by the Fund if the aggregate amount of the Fund’s Operating Expenses for the fiscal year in which the request for reimbursement is made, taking into account the reimbursement, does not exceed the Annual Limit in place at the time of the Subsidy or the current limitation on the Fund’s Operating Expenses, if less. In no case will the reimbursement amount exceed the total amount of Subsidies made by the Advisor with respect to the Fund pursuant to this Agreement and no reimbursement will include any amounts previously reimbursed. No reimbursement may be paid prior to the Fund’s payment of current Operating Expenses. Notwithstanding anything to the contrary herein, the provisions of this Paragraph 3 shall survive the termination of this Agreement, provided that the Investment Advisory Agreement has not been terminated. In such event, the Annual Limits for purposes of this Paragraph 3 shall continue to be the amounts listed in Appendix A.

4. Term. This Agreement shall become effective on the date specified in Appendix A (the “Effective Date”) and shall remain in effect through the end of the Fund’s Expense Limitation Period, and shall automatically renew for an additional one year period following the end of the Fund’s Expense Limitation Period, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time and without payment of any penalty, by the Board of Trustees of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may be terminated by the Advisor, effective at the end of its then current term, without payment of any penalty upon at least sixty (60) days’ written notice prior to the end of any Expense Limitation Period of the Fund, subject to the consent of the Board of Trustees of the Fund, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

Signatures on following page

PALMER SQUARE OPPORTUNISTIC INCOME FUND		PALMER SQUARE CAPITAL MANAGEMENT LLC

By:	/s/GARY P. HENSON	By:	/s/CHRISTOPHER D. LONG

Print Name:	Gary P. Henson	Print Name:	Christopher D. Long

Title:	President	Title:	President

Appendix A

Fund	Operating Expense Limit	Effective Date
Palmer Square Opportunistic Income Fund	1.50%	08/24/2014